UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Black, Paul M
   2800 Rockcreek Parkway


   Kansas City, MO  64117-2551
2. Issuer Name and Ticker or Trading Symbol
   Cerner Corporation (CERN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Sales Officer & Exec VP
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  12/13/00    X        1,500         A  $15.000000                  D  Direct
Common Stock                                  12/13/00    X        60            A  $12.562500                  D  Direct
Common Stock                                  12/13/00    X        3,940         A  $12.562500                  D  Direct
Common Stock                                  12/13/00    S        3,940         D  $54.536873                  D  Direct
Common Stock                                  12/13/00    M        2,400         A  $13.312500   10,644         D  Direct
Common Stock                                                                                     198            I  by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Incentive Stock Option (right  $13.312500      12/13/00       M                          2,400                         04/21/04
to buy)
Non-Qualified Stock Option     $12.562500      12/13/00       X                          60               (1)          07/20/19
(right to buy)
Non-Qualified Stock Option     $12.562500      12/13/00       X                          3,940            (1)          07/20/19
(right to buy)
Non-Qualified Stock Option     $15.000000      12/13/00       X                          1,500            (2)          07/29/21
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Incentive Stock Option (right  12/13/00  Common Stock                   2,400                     17,600        D   Direct
to buy)
Non-Qualified Stock Option     12/13/00  Common Stock                   60                                      D   Direct
(right to buy)
Non-Qualified Stock Option     12/13/00  Common Stock                   3,940                     6,000         D   Direct
(right to buy)
Non-Qualified Stock Option     12/13/00  Common Stock                   1,500                     8,620         D   Direct
(right to buy)

Explanation of Responses:

(1)
The options become exercisable in eleven installments at various amounts, commencing March 31, 1995.
(2)
The option becomes exercisable in ten equal installments, commencing one year after the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ Black, Paul M
DATE